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Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, MN 55402-2015
Tel: 612-349-8500 Fax: 612-339-4181
www.rkmc.com

John R. Houston (612) 349-8285 jrhouston@rkmc.com

June 28, 2005

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Golf Galaxy, Inc. Amendment No. 1 to Registration Statement on Form S-1 Registration No. 333-125007

Dear Mr. Owings:

        Transmitted herewith for filing on behalf of Golf Galaxy, Inc. (the "Registrant"), is Amendment No. 1 (the "Amendment") to the Registrant's Registration Statement on Form S-1 (the "Registration Statement"), marked to show changes effected by the Amendment.

        To facilitate your review of the Amendment, we will respond to each of the comments contained in your letter dated June 16, 2005, and addressed to Randall K. Zanatta, President, Chief Executive Officer and Chairman of the Registrant. The paragraph headings and numbers below correspond to the numbered comments in your letter. All revised disclosures discussed below are included where indicated in the Amendment.

Prospectus Cover Page

1.    We note a number of blank spaces on your prospectus cover page and throughout your document for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please include this information in your amended filing and note that we may have additional comments once you have provided this disclosure.

        The Registrant has revised the disclosure throughout the Amendment to include all information it is entitled to omit under Rule 430A except the anticipated price range and related per share data. The Registrant hereby advises the staff that the anticipated price of shares offered in the initial public offering will be between $11 and $13. The Registrant will file a subsequent amendment to revise the disclosure to include the price range and related information. The Registrant confirms that any preliminary prospectus that is circulated will disclose all non-Rule 430A information.

2.    Also, please eliminate the label "joint book-running manager" and "joint lead manager" above the named underwriters since it is not necessary for an investment decision.

        The Registrant deleted all references to "sole book-running manager" and "joint lead manager" above the named underwriters.

Summary, page 1

3.    Please provide us with the basis of your statement that you are "a leading golf specialty retailer." Also, please provide us with copies of the National Golf Foundation and Golf Datatech 2004 reports that you rely on for data in your prospectus.

The Registrant believes it is a (not "the") leading golf specialty retailer based on the scale of its retail operations as compared to those of its competitors including off-course specialty golf retailers and on-course golf specialty retailers (golf course pro shops). The off-course golf specialty retail market is highly fragmented, and according to Longitudes Group, LLC, an independent research marketing firm, there are approximately 1,800 off-course golf specialty retailers operating in the United States. Most of these 1,800 retailers, like the golf course pro shops, are small, single store operations. The Registrant considers the chains listed below its most direct competitors. Based upon publicly available information and estimates of the Registrant, the revenue and store count for these competitors is as follows:

Company	Revenue	Stores
Golf Galaxy	$153 million(1)	45(1)
Golfsmith	$294 million(2)	46(2)
Edwin Watts	$225 million(3)	49(4)
Roger Dunn	$100 million(3)	37(5)
2nd Swing	$69 million(3)	76(6)

    (1)
    Trailing 12 month revenue and store count at May 28, 2005 derived from Form S-1.
    (2)
    Trailing 12 month revenue and store count at April 2, 2005, derived from latest Forms 10-K and 10-Q.
    (3)
    Registrant's estimate of the chain's annual revenue.
    (4)
    Derived from Edwin Watts website on June 27, 2005 (www.edwinwatts.com)
    (5)
    Derived from Roger Dunn website on June 27, 2005 (www.rdgolf.com)
    (6)
    Derived from 2nd Swing website on June 27, 2005 (www.2ndswing.com)

        Given the Registrant's favorable comparison to the largest of the golf specialty retailers, it believes it has a reasonable basis for its statement that it is a leading golf specialty retailer.

        Under separate cover, we will send a hard copy of the National Golf Foundation and Golf Datatech reports for the years in which the Registrant has relied on the data in the Amendment.

4.    A summary should only highlight material information concerning you and your offering. Please shorten your summary.

and

5.    Also, if you choose to highlight your strengths in the summary, please balance that disclosure with a discussion of the principal challenges or risks facing you.

        The Registrant has revised the disclosure on pages 2-3 in response to the staff's comment to highlight in the Summary the material information concerning the Registrant and the offering. The revised "Competitive Strengths" portion of the Summary now more appropriately balances the disclosure in the "Risks Affecting Us" portion of the Summary.

Other Financial Data, page 7

6.    We note your presentation of "Store contribution" and "Store contribution margin." These appear to be prohibited non-GAAP measures since they eliminate general and administrative expenses and pre-opening costs. Please revise your document to remove these measures or tell us why a revision is unnecessary. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

        The Registrant believes that a revision is not necessary to comply with Item 10(e)(1)(ii)(B) of Regulation S-K. The items that have been eliminated from the presentation of store contribution and store contribution margin have not been identified as non-recurring, infrequent or unusual items, and thus are not prohibited by Item 10(e)(1)(ii)(B). In addition, the Registrant believes that the presentation of store contribution and store contribution margin complies with Item 10(e)(1)(ii)(A) of Regulation S-K. Store contribution and store contribution margin are presented and used as performance measures and not liquidity measures.

Risk Factors, page 9

7.    Some of your risk factor subheadings are vague and some of your risk factors are generic. In general, please present risk factor subheadings and risk factors in more concrete terms tailored to the risks you face so the reader can better assess the magnitude of the risks. For example, the following risk factor subheadings are vague:

  •
  Our success depends on the continued popularity of golf…, page 9

  •
  We rely on a limited number of key suppliers…, page 9

  •
  Our operating results are subject to seasonal fluctuations…, page 10

  The following risk factors are generic:

  •
  Our growth strategy presents increased risk…page 11

  •
  A downturn in the economy may affect consumer purchases…page 12

  •
  If our system security is breached, our reputation could suffer…, page 4

  Please note these are examples only. Review your entire risk factor section and revise as necessary.

        The Registrant has revised the disclosure on pages 9-19 in response to the staff's comment to present risk factors in more concrete terms tailored to the risks faced by the Registrant.

8.    Please include a risk factor that addresses the one time items that positively impacted your results for 2004 and 2005.

        The Registrant has revised the disclosure on page 15 in response to the staff's comment to include an additional risk factor regarding the positive impact of one time items on the financial results for fiscal 2004 and fiscal 2005.

We rely heavily on our management information and other systems...page 13

9.    Currently, it appears that you are including more than one risk factor under this subheading. For example, you appear to discuss the risk that you rely on your management information system to manage your business and also the risk that your eCommerce operations are dependent on the secure transmission of confidential information. Please avoid bundling risk and if a risk is material, provide it with its own descriptive subheading.

        The Registrant has revised the disclosure on page 13 in response to the staff's comment to divide into separate risk factors the risks associated with the Registrant's management information systems, the potential failure to protect confidential customer information and the potential disruption in or failure to expand systems that support the Registrant's eCommerce operations.

Use of Proceeds, page 22

10.    Please expand your store opening discussion to provide the amount that will be used to open new stores.

        The Registrant has revised the disclosure on page 22 in response to the staff's comment to include the approximate amount of cash that will be used to open new stores.

11.    Also, please indicate whether you have identified any potential acquisitions of business or product or intend to do so. If so, include disclosure of material information.

        As disclosed in the "Use of Proceeds" section on page 22, the Registrant from time to time evaluates potential acquisitions of complementary businesses, products and technologies. However, also as disclosed in the "Use of Proceeds" section, the Registrant has no specific agreements, understandings, commitments or arrangements with respect to any acquisition. If the Registrant identifies a potential acquisition of a business or product with respect to which disclosure is required under instruction 6 of Item 504 of Regulation S-K, the Registrant will amend the Registration Statement to reflect such disclosure.

Selected Financial Information, page 28

12.    We note your presentation of the non-GAAP performance measure EBITDA. Please rename this measure, here and elsewhere it is presented, to avoid confusing readers, since EBITDA is widely used and defined as earnings before interest, taxes, deprecation and amortization rather than your definition of it.

        The Registrant has renamed EBITDA as "Adjusted EBITDA" throughout.

Fiscal Year Ended February 26, 2005 (52 weeks) compared to Fiscal Year Ended February 29, 2004 (52 weeks), page 37

13.    Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in comparable store sales is primarily attributable to increased sales of clubs, apparel and golf balls, expand your explanations to describe how and/or why you achieved the increased sales in these product groups. For example, if the changes are the result of new product lines or pricing changes, please state so. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

        The Registrant has revised the disclosure on pages 38-42 in response to the staff's comments to describe the reasons underlying the intermediate causes of changes in its operating results.

14.    Please expand your discussion of the changes in financial statement line items to indicate whether the changes represent trends expected to continue into the future. For example, you should indicate whether you expect your gross margin to continue to improve in fiscal 2006 and thereafter and why or why not.

        The Registrant is cautious about making comments predicting overall gross margin since gross margin can be affected by many factors outside of the Registrant's direct control, including sales volume, price competition, occupancy costs, costs of freight and inventory shrinkage. Accordingly, the Registrant has made no revision in response to the staff's comment.

15.    We note on page 33 that sales of pre-owned clubs provide higher margins than new club sales. To the extent that the sales fluctuations in sales of pre-owned clubs materially changes gross margin, please quantify and discuss these changes in Management's Discussion and Analysis.

        The Registrant has revised the discussion in the "Management's Discussion and Analysis" section on pages 33 and 41 in response to the staff's comment. The Registrant's sales fluctuation in sales of pre-owned clubs did not materially change gross margin in fiscal 2005 as compared to fiscal 2004 or in the first quarter of fiscal 2006 as compared to the first quarter of fiscal 2005. Pre-owned clubs were offered in all the Registrant's stores beginning in fiscal 2004. Therefore, increased sales of pre-owned clubs in fiscal 2004 significantly affected the margin rate in comparison to the prior fiscal year.

16.    Please expand your discussion of changes in the general and administrative expenses line item to indicate the specific factors driving the decline in rate of general and administrative expense to sales. Your explanation that the reduction is primarily attributable to the slower growth in general and administrative expenditures relative to the growth in sales is not a sufficient explanation. Additionally, discuss and quantify the reasons for the absolute dollar change in this line item.

        The Registrant has revised the "Management's Discussion and Analysis" section on pages 38 and 39 in response to the staff's comment.

Liquidity and Capital Resources, page 43

17.    We note in your discussion concerning your future liquidity and capital needs you do not mention this offering as a source of capital. If as a result of the use of the proceeds from the offering results in little or no capital being raised for your use, that information needs to be clearly stated throughout your prospectus.

        The Registrant's discussion concerning its future capital requirements on page 47 includes, in the final sentence, a statement that capital requirements over the next 12 months will be satisfied with cash provided by operations, the proceeds of the offering and, if necessary, funds available under the Registrant's credit facility. We believe this statement is responsive to the concern raised in the staff's comment.

Contractual Obligations, page 46

18.    Please include a narrative following the table to provide context for the reader to understand the impact of your executory costs, including real estate taxes, insurance and maintenance charges, on your total operating lease obligations. This can be achieved through disclosure of the total dollar amount of these costs incurred for the most recent fiscal year or by disclosing the percentage that these costs typically represent as a percentage of annual operating lease obligations. Refer to Item 303(a)(5) of Regulation S-K.

        The Registrant has revised the disclosure on page 47 in response to the staff's comment. The Registrant has provided a footnote disclosure discussing the impact of additional costs on its total operating lease obligations and the percentage that these costs represented as a percentage of minimum lease payments for fiscal 2005.

19.    Please revise your table of contractual obligations to include any material employment agreements.

        The Registrant believes the inclusion of reference to its employment agreements in the table of contractual obligations would be inappropriate. The Registrant's employment and retention agreements, as described on pages 77-78, do not reflect fixed contractual obligations but rather reflect a commitment to pay an annual base salary and bonus in an amount determined by the Registrant's Board of Directors in its sole discretion. Termination of the executive officer's employment without cause or by the executive officer for good reason would trigger a 6-month payment obligation based on the then-current compensation, assuming all conditions for receipt of the termination payments are met. In addition, two officers are eligible to receive compensation in the event of a change in control assuming all conditions for receipt of the compensation are met. None of these contractual obligations are currently quantifiable and are not required to be recorded as a liability, contingent or otherwise, in the financial statements of the Registrant. For these reasons, the Registrant believes the conditional payment obligations in amounts which are not currently quantifiable are not the type of contractual obligations contemplated by Item 303(a)(5) of Regulation S-K.

Growth Strategy, page 53

20.    We note your disclosure concerning your plan to open 14 to 16 new stores in your current fiscal year. If you have identified the stores you plan to open, please disclose this information.

        The Registrant has revised the disclosure on page 63 in response to the staff's comment to identify those stores for which it has executed leases. The Registrant believes it would be competitively disadvantageous and potentially misleading to disclose locations for which no lease has been executed.

Clubs, page 55

21.    Please expand your disclosure to explain why having a deep club in-stock position is a "significant competitive strength."

        The Registrant has revised the disclosure on page 57 in response to the staff's comment.

Principal and Selling Shareholders, page 79

22.    Please disclose the person that has the voting or investment control over the shares held by William Blair Capital Partners V, LLC, Primus Capital Fund W L.P., Primus Executive Fund L.P., FdG Capital Partners LLC, FdG—Chase Capital Partners LLC and Best Buy Co., Inc. Please see I.60 of the Division of Corporation Finance's Manual of Telephone Interpretations Manual (July 1997) and 4S of the Regulation S-K section of March 1999 supplement to the manual.

        The Registrant has revised the disclosure on page 84 in response to the staff's comment.

Underwriting, page 91

23.    Please revise to disclose all material information related to the underwriting. For example, your references to "certain conditions" and "certain exceptions" are only informative to someone already familiar with the terms of the transaction.

        The Registrant has revised the disclosure on pages 94-97 in response to the staff's comment.

24.    Also, please provide more information concerning the terms and the distribution of your reserved shares. For example, please disclose how individuals will be selected to participate.

        The Registrant has revised the disclosure on pages 96-97 in response to the staff's comment. The Registrant intends to offer up to 5% of the shares being offered pursuant to the prospectus to the Registrant's officers, employees, friends, business associates and other related persons through a directed share program.

        We supplementally advise the staff that Piper Jaffray & Co. ("Piper Jaffray") will handle offers and sales under the directed share program on behalf of the Registrant. The Registrant will establish the aggregate number of shares reserved for the directed share program, will specify the potential recipients of the directed shares and will allocate the directed shares among the actual recipients. The Registrant has been informed by Piper Jaffray that it will use the following procedures in connection with the directed share program.

        The Registrant will provide the names and addresses of the potential recipients to Piper Jaffray. Once the preliminary prospectuses have been printed, Piper Jaffray will send a package containing the directed share program materials (the forms of which are attached to this letter as Exhibit A) together with a copy of the preliminary prospectus to prospective participants. The directed share program materials will include a participation instructions cover letter, an instruction page for document completion, an indication of interest form, an NASD Conduct Rule 2790 questionnaire and supplemental form, and a form for opening a brokerage account with Piper Jaffray. The indication of interest form requests participants to indicate the number of shares, if any, that they wish to purchase. In accordance with Rule 134(d), the participation instructions state that no offer to buy the common stock can be accepted and no part of the purchase price can be received until the registration statement has become effective and any such offer may be withdrawn or revoked without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date; and further that that an indication of interest will involve no obligation or commitment of any kind. In addition, to comply with Rule 134(b)(1), these materials contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. Participants will also be required to complete a further questionnaire to ensure compliance with the NASD's requirements under Conduct Rule 2790. Although an account form will also be included in the package sent to potential participants, the instructions specifically emphasize that the potential purchasers should NOT send payment with the paperwork and that funds are due on the settlement date, which occurs three trading days after the trade date. Therefore, no funds will be put in newly established brokerage accounts before the effective date of the offering.

        After the Registration Statement has been declared effective and the price of the shares has been determined, potential participants will be contacted to confirm their interest in purchasing the shares they have previously indicated an interest in purchasing or have otherwise been allocated. The individual will be given the opportunity to purchase any portion of the shares allocated by the Registrant or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the individual will receive by mail a written confirmation of the purchase and a final prospectus.

        The directed share program is part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the directed share program and the process described above, the procedures for the directed share program are substantially the same as the procedures that Piper Jaffray and the other underwriters will use to offer securities to the general public.

Financial Statements, page F-1,

25.    Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

        The Registrant has included its first quarter financial statements.

26.    Your "Capitalization" portion of your prospectus indicates that you will have a reverse common stock split. Please revise your financial statements to give effect to the common stock split and ensure that all amounts disclosed in the registration statement are on a post-split basis to avoid confusing readers.

        The Registrant does not currently believe that there will be a reverse stock split and has deleted all references thereto in the "Capitalization" portion and elsewhere in the prospectus.

Statements of Operations, page F-4

27.    We note that depreciation expense is excluded from cost of sales. Please update your cost of sales item on the face of your statements of operations to indicate that cost of sales excludes depreciation. Also ensure that your selected financial data and summary financial data are appropriately updated. Refer to SAB Topic 11:B.

        The Registrant has revised the disclosure in "Cost of Sales" under Note 2 to the Financial Statements on page F-10 in response to the staff's comment to indicate that depreciation of equipment used to provide services is included in cost of sales, while store depreciation and other facility costs are considered to be part of store operating expenses. There is no significant depreciation directly related to the cost of inventory because the Registrant does not have an inventory distribution facility. The Registrant believes that the expanded footnote provides adequate disclosure and clarification to the reader.

28.    Please separately state interest income and interest expense either here or in the footnotes. Refer to paragraphs 7-8 to Rule 5-03 of Regulation S-X and also SFAS 34, which requires separate disclosure of total interest expense. To the extent that changes in interest income and/or interest expenses are significant, please discuss the changes in Management's Discussion and Analysis.

        The Registrant has revised the disclosure in Note 7 to the Financial Statements on page F-15 in response to the staff's comment to provide the interest expense and interest income components for each period presented. The Registrant believes that these components are discussed appropriately in the "Management's Discussion and Analysis" section.

Notes to Financial Statements, Page F-7

29.    Please tell us more about the in-store events and exclusive offers given to members of your Advantage Club customer loyalty program. To the extent that you offer customers sales incentives like discounts, coupons, rebates, free products or services or other types of consideration, please disclose your accounting policy for these arrangements. Refer to EITF 01-09.

        The Registrant has revised the disclosure by adding a "Customer Incentives" section to Note 2 of the Financial Statements on page F-10 in response to the staff's comment. The disclosure provides a description of incentives offered by the Registrant and the accounting policy for these arrangements.

        The Registrant supplementally advises the staff of the following regarding its in-store events and Advantage Club program. In-store events include PGA player appearances, vendor tech van appearances, event nights (e.g., Women's Night, Callaway Night, etc.) and free clinics. Exclusive offers to Advantage Club members are made via direct mail pieces and in broadcast e-mails. The exclusive offers generally consist of coupons that entitle the member to discounts off of their future purchases. The coupons are recognized as a reduction in the selling price of the product purchased and are recognized when the coupons are actually redeemed. The Advantage Club program is a complimentary loyalty program and does not include a reward or points accumulation component.

30.    Please tell us the amounts recorded in cost of sales and the amounts of store credits issued under your golf club trade-in program for each of the three years in the period ended February 26, 2005.

        The Registrant supplementally advises the staff that the table below provides total customer credit issued by the Registrant related to trade-ins accepted, the "wholesale market value" of clubs taken in trade from customers, and additional trade-in value provided to the customer as an incentive or promotion for each of the three fiscal years in the period ended February 26, 2005.

	Credits Provided to Customer for Clubs Traded-In	Wholesale Market Value of Clubs Taken in Trade	Additional Trade-In Value
FY 2003	$2,656,543	$1,942,568	$713,975
FY 2004	$2,914,111	$2,719,584	$194,527
FY 2005	$5,044,574	$4,590,613	$453,961

        Credits provided to the customer are typically used as a form of payment in the customer's subsequent purchase of other goods. If the customer does not make an immediate purchase, a gift card is issued for the amount of credit. Gift cards are recognized as revenue when redeemed in a subsequent purchase.

        Wholesale market value is the amount the Registrant generally offers the customer for the trade-in clubs. If the goods are held for resale, this amount is recorded as inventory at cost and charged to cost of sales when the pre-owned clubs are sold. Clubs that are not held for resale are liquidated through a third party, usually at an amount equal to the Registrant's cost. In fiscal 2004 and fiscal 2005, the

Registrant recognized these liquidations as revenue on the gross accounting basis with the wholesale market value as the cost of goods sold. In fiscal 2003, the Registrant accepted trade-in clubs, but sold pre-owned clubs as a test in a very limited number of stores for a portion of the year. The majority of clubs accepted in trade were liquidated directly to a third party based on their program, pricing and control. Based on the facts and circumstances, liquidated clubs were recorded on a net accounting basis and not as sales in fiscal 2003.

        Additional trade-in value is occasionally provided as a sales incentive or promotion to generate additional sales activity. Additional trade-in value above the usual wholesale market value is charged as a reduction in sales (similar to a sales discount) and reduces gross margin at the time of the trade-in.

Revenue Recognition, page F-9

31.    Please disclose how you account for gift cards and in-store credits that are never redeemed. To the extent that your gift card and/or in-store credits have expiration dates, please disclose this information.

        The Registrant has revised the disclosure in "Revenue Recognition" under Note 2 to the Financial Statements on page F-9 in response to the staff's comment to disclose the accounting for gift cards. In-store credits are typically converted to gift cards if they are not utilized during the customer's store visit.

Operating Leases, page F-9

32.    Your disclosure indicates that rent expense is recorded on a straight-line basis over the initial lease term, excluding any lease renewal option periods. Please tell us and revise your disclosure to indicate whether you have included any of your store leases with contingent rent in your calculation of straight-line rent where the achievement of the stipulated targets is deemed probable in accordance with paragraph 8 of EITF 98-09. If you have not included these contingent rents, please explain why not.

        The Registrant supplementally advises the staff that it currently has ten stores with percentage rent clauses or contingent rentals. In nine of those locations, the Registrant has determined that the achievement of the stipulated targets is not deemed probable in accordance with paragraph 8 of EITF No. 98-09. The Registrant has determined that contingent rent payments to the tenth store are not material in relation to the financial statements and has not included the contingent rent for that location in the straight-line rent calculation.

Advertising Costs, page F-10

33.    For all periods presented, please disclose the amount of vendor allowances received that are recorded as a reduction of advertising expense. Additionally, to the extent that you have material vendor reimbursement agreements, please disclose the following:

  a.
  The number of material vendor agreements.

  b.
  The significant terms and conditions of the agreements, including the duration of each material agreement.

  c.
  Whether or not you will incur the same level of advertising expense if vendors discontinued their reimbursements.

  d.
  If you will not incur similar levels of advertising expenditures absent these vendor reimbursements, discuss in Management's Discussion and Analysis, the potential effects that a reduction in advertising expenditures will have on net sales.

        The Registrant has revised the disclosure in "Vendor Allowances" and "Advertising Costs" under Note 2 to the Financial Statements on page F-10 in response to the staff's comment to disclose the amount of vendor allowances received that are recorded as a reduction of advertising expense. With the exception of a marketing promotion in fiscal 2003, the vendor allowances in the period from fiscal 2003 through fiscal 2005 and the first quarter of fiscal 2006 do not meet the criteria for treatment as an offset to advertising expense, based on the guidance provided in EITF No. 02-16. The Registrant does not consider any of its vendor reimbursement agreements to constitute material agreements.

34.    Please expand your disclosure to describe the specific types of costs that you consider "external preparation or production costs" and specify why some of these costs are expensed at the time of initial showing and why some are expensed when delivered.

        The Registrant has revised the disclosure in "Advertising Costs" under Note 2 to the Financial Statements on page F-10 in response to the staff's comment to explain that certain third-party preparation costs related to producing the Registrant's direct mail pieces and television advertising are deferred and fully expensed when the mail pieces are distributed or when the television spots are first aired.

Net Income (Loss) Per Share, page F-11

35.    Please disclose the number of additional shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because they were anti-dilutive. Refer to paragraph 40(c) of SFAS 128.

        The Registrant has revised the disclosure in "Net (Loss) Income Per Share" under Note 2 to the Financial Statements on page F-11 in response to the staff's comment to provide additional disclosure regarding the number of potentially dilutive securities that were excluded from the calculation of earnings per share in periods where they were anti-dilutive.

Recently Issued Accounting Standards, page F-12

36.    Please reconcile and revise your disclosures related to your disparate conclusions on the adoption of SFAS No. 123(R). We note that your conclusions as disclosed here appear to contradict your disclosures included in your risk factors on page 14. Your risk factor disclosure conveys that an estimate of financial impact was calculated and will result in a substantial non-cash compensation charge upon adoption of SFAS No. 123(R), while your footnote indicates that an estimate cannot yet be determined.

        The Registrant has revised the disclosure regarding SFAS No. 123(R) in Note 2 to the Financial Statements on page F-13 in response to the staff's comment to reconcile the disparate conclusions on the adoption of SFAS No. 123(R). Note 2 to the Financial Statements has been revised to indicate that the Registrant expects to record substantial non-cash compensation expenses as a result of the adoption of SFAS No. 123(R), which will have a significant adverse impact on its results of operations.

Redeemable Convertible Preferred Stock, page F-16

37.    To ensure that a reader has a complete understanding of the conversion expected to occur upon closing of this offering, please disclose the terms of the conversion agreement that you entered into on May 16, 2005 with the holders of the outstanding shares of preferred stock.

        The Registrant has revised the disclosure on pages F-18 and F-19 in response to the staff's comment to explain the terms of the conversion agreement entered into on May 16, 2005 with the holders of the outstanding shares of preferred stock.

38.    Please detail for us the following for each series of preferred stock outstanding at February 26, 2005:

  a.
  The date of issuance, the number of shares issued, conversion price per share, fair market value of common shares on the date of issuance.

  b.
  How the fair value of the common stock was determined at each date of preferred stock issuance.

  c.
  Whether the conversion rate for each series of preferred stock issued has adjusted or is subject to adjustment in any case except a stock split.

        (a)   For each series of preferred stock, the following table provides the date of issuance, number of shares issued, conversion price per share, and the fair market value of the Registrant's common stock at the date of issue. The preferred shares are convertible into common shares based on their $100.00 par value and the conversion price as defined.

Preferred Series	Date Issued	Number of Preferred Shares Issued	Conversion Price per Common Share	Fair Value of Common Shares at Date of Issue
Series A Preferred	1/16/1998	80,000	$4.35	$4.35
Series B Preferred	11/28/1998	35,000	$5.20	$5.20
Series C Preferred	7/9/1999	100,000	$5.72	$5.72
Series D Preferred	10/3/2000	94,000	$6.30	$6.30

        (b)   For each of the series of preferred stock, the conversion price was the fair market value of the common shares at the date of issuance. The fair market value in each case was determined by arms-length negotiations between the Registrant's management and outside investors. The common share value was based on expectations of future growth, cash flows and profitability at the time of issuance.

        (c)   No adjustments to the conversion rate have occurred or are expected to occur prior to conversion of all shares of preferred stock into common stock upon the closing of this offering.

Common Stock, page F-18

39.    Please provide us with a schedule showing, in chronological order from February 29, 2004 to the most recent practicable date, the following information for each issuance of common stock, preferred stock, common stock options, warrants and any other instrument that is convertible into common stock.

  a.
  The date of each issuance, the instrument issued, the number of shares/options issued, the exercise terms, the fair value of an underlying share of your common stock on each issuance date.

  b.
  How you determined the fair value of the underlying share on each date and the amount of compensation expense recorded in your financial statements associated with each issuance.

  c.
  If your expected IPO price is more than your estimated fair value on which compensation expense was measured, explain in detail, the rationale supporting your estimate of fair value.

  d.
  Discuss and quantify the intervening events that occurred between the issuance date and the date you filed your registration statement that increased the fair value of your stock. You may also want to provide us with details of any independent appraisals.

  e.
  Furthermore, please tell us the first date you began discussions with any underwriter in which possible ranges of Registrant value were discussed and provide us with those ranges and the related dates. We may have further comments after we review your response. We will not review any response until you provide us with your anticipated IPO price range.

        The schedule below provides information relating to of the issuance of all common stock and common stock equivalents from February 29, 2004 to the current date, excluding the exercise of previously issued common stock options. A discussion of the underlying fair value is also provided.

Date of Issue	Common Stock Instrument/Description	Common Shares or Equivalent	Purchase/Exercise Terms	Fair Value of a Common Share at Issue Date and Exercise Price of Options
3/15/2004	Employee Stock Options	75,000	Vest at 25% per year over 4 years; Expire 10 years after Issue Date	$6.30
5/4/2004	Employee Stock Options	132,500	Vest at 25% per year over 4 years; Expire 10 years after Issue Date	$6.30
6/26/2004	Employee Stock Options	5,000	Vest at 25% per year over 4 years; Expire 10 years after Issue Date	$6.30
7/17/2004	Employee Stock Options	5,000	Vest at 25% per year over 4 years; Expire 10 years after Issue Date	$6.30
8/3/2004	Employee Stock Options	7,500	Vest at 25% per year over 4 years; Expire 10 years after Issue Date	$6.30
8/17/2004	Employee Stock Options	5,000	Vest at 25% per year over 4 years; Expire 10 years after Issue Date	$6.30
11/9/2004	Employee Stock Options	11,200	Vest at 25% per year over 4 years; Expire 10 years after Issue Date	$6.30
Authorized by Board of Directors 11/2004, Issued 1/18/2005	Sale of Common Stock to J. Eugster, Director	20,000	Cash purchase of common shares, subject to restrictions of unregistered securities	$6.30
2/2/2005	Employee Stock Options	11,700	Vest at 25% per year over 4 years; Expire 10 years after Issue Date	$6.30
5/3/2005	Employee Stock Options	138,000	Vest at 25% per year over 4 years; Expire 10 years after Issue Date	$12.00/$8.00*

*
See discussion in the last paragraph of this response.

        Following the issuance of the Series D preferred stock in October 2000, the Registrant consistently used $6.30 as the estimated fair value of its common stock until February 26, 2005, for the following reasons:

        In the absence of an existing trading market, the $6.30 per common share conversion value reflected the most recent arms-length transaction involving the Registrant's common stock, until January 2004.

        In January 2004, the Registrant became aware of a private transaction involving its common stock, whereby a former officer of the Registrant sold shares previously obtained through a stock option exercise. It is the Registrant's understanding that the common shares were sold at $4.75 per share in an arms-length transaction. While the Registrant continued to estimate the underlying fair value of the common stock at $6.30 per share based on expectations for successful store growth and future profitability, this transaction provided some guidance that the market value at that time was not significantly higher due to the following factors:

  •
  The common shares were effectively a minority interest subordinate to the outstanding preferred stock.

  •
  The ongoing accumulation of dividends accruing to the preferred stock continued to reduce the net value of the common stock.

  •
  The lack of a trading market created very limited opportunities for liquidity of the outstanding common shares.

  •
  There was no assurance the Registrant would ever successfully execute an initial public offering of its common stock (IPO) or other refinancing to resolve the foregoing issues.

  •
  The risks, as discussed in the "Risk Factors" section, inherent in developing and executing a high-growth specialty retail strategy.

        In June 2004, the Registrant began preparing for an IPO in the fall of 2004. After engaging in significant preparations, the Registrant terminated this effort due to unfavorable market conditions. The abandoned effort led to continued uncertainty about the timing of the Registrant's ability to execute an IPO and the valuation that could be achieved. As a result, the Registrant continued to estimate the fair value of the common stock at $6.30 per share for the remainder of fiscal 2005.

        In March 2005, the Registrant engaged RSM McGladrey, an independent firm, to appraise the fair value of the common stock as of February 26, 2005, the end of its fiscal year. The appraisal took into consideration the most recent financial performance, expectations for growth, estimated cash flows and the factors noted above, and determined the fair value of the common shares as of February 26, 2005 to be $7.79 per share. The results of the appraisal were not available until late April 2005. This appraisal was used by the Registrant's Board of Directors as the basis for determining the exercise price of the stock options issued for $8.00 per share in May 2005.

        Because the Registrant believed it was using the best estimate of fair value at each issuance date, no compensation expense was recorded for the common stock and common stock equivalents issued from February 29, 2004 to February 26, 2005. In late April 2005, the Registrant reinitiated efforts to conduct its IPO. On June 23, 2005, the Registrant and the underwriters decided that the anticipated price range of shares offered in the IPO would be $11 to $13. As a result, the Registrant will record compensation expense for the May 2005 option grants equal to the difference between $12 (the mid-point of the anticipated range) and the exercise price of $8.00 ratably over their 4-year vesting period.

Exhibits

40.    Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

        The Registrant has filed certain additional exhibits in connection with the Amendment and will file all other required exhibits, including the underwriting agreement and the required legal opinion, in a timely manner so that the staff may have time to review them before the Registrant requests that the Registration Statement become effective.

Schedule II, Valuation and Qualifying Accounts, page II-5

41.    Please present the gross activity of your customer returns and allowances in this schedule. To the extent that changes are material to an understanding of your results of operations or financial condition, revise your Management's Discussion and Analysis accordingly. Refer to Rules 5-04 and 12-09 of Regulation S-K.

        The Registrant has revised Schedule II in response to the staff's comment to present the sales returns reserve for each of fiscal 2003, 2004 and 2005 and the first quarter of fiscal 2006.

        While we recognize that the Amendment includes updated financial information and responses to a number of accounting and narrative comments of the staff, we anticipate that the marked copy of the Amendment and our efforts to respond concisely to the staff's comments will facilitate a quick review of the Amendment. As indicated in our response to comment 1, the Registrant intends to file a subsequent amendment to the Registration Statement to reflect the anticipated range of the initial public offering price promptly after we receive any further comments from the staff. We would like to be in a position to request effectiveness of the Registration Statement toward the end of the week of July 18 and would very much appreciate receiving any further comments by the first part of the week of July 11. Please telephone the undersigned at 612-349-8285 or Anne Rosenberg at 612-349-8508 with any further questions or comments, requests for information or advice with respect to the Registration Statement.

Very truly yours,
/s/ JOHN R. HOUSTON John R. Houston
Attachment
cc:	William Choi Scott Anderegg Yong Kim Randall K. Zanatta

Exhibit A

[COMPANY LETTERHEAD]

Date:    «Date»

Dear Potential Purchaser:

In connection with our proposed initial public offering ("IPO") of shares of our Common Stock (the "Stock"), we have made arrangements, through Piper Jaffray & Co. ("Piper Jaffray"), to enable affiliated individuals and friends of [Company name] (the "Company") to purchase shares of the Stock directly from Piper Jaffray as part of the initial sale of Stock to the public at the initial offering price (the "Directed Share Program"). While it is anticipated that the offering price of the Stock will be between $«lowrange» and $«highrange» per share, the actual price will be determined immediately prior to the offering by negotiations between us and our underwriters.

If you are interested in purchasing shares of Stock in the Directed Share Program, you must open an individual, retail brokerage account (no IRA, 401(k) or SEP accounts) with Piper Jaffray and indicate the number of shares (a minimum of [    ]) that you are interested in purchasing by completing the attached forms. These forms must be returned so that they arrive no later than «duedate». All purchases must be made with your own funds. Your indication of interest in buying Stock in the Directed Share Program does not constitute an agreement on your part to buy any Stock or an agreement on the part of the Company or Piper Jaffray to sell any Stock to you. DO NOT SEND MONEY NOW. Payment by you for any Stock you purchase must be received by Piper Jaffray promptly after effectiveness of the registration statement and no later than settlement date, which is three trading days after trading of the Stock commences.

The sale of Stock to you in the manner described above is subject to compliance with the securities laws of your state. All appropriate action has been commenced to comply with the securities laws of your state so that offers of securities may be made there. You will be advised if for any reason the Stock may not be sold to you under the securities laws of your state.

In addition, you should be aware that your purchase of Stock is an investment subject to the inherent risks of the stock market. There can be no assurance that the market price of the Stock after the offering will be higher than the initial offering price. In deciding whether you have an interest in purchasing any Stock as described above, you should know that you may purchase the Stock on the open market after the offering at the then current trading price of the Stock. We urge you to review carefully the enclosed Preliminary Prospectus, including the "Risk Factors" section.

A registration statement relating to the Stock has been filed with the Securities and Exchange Commission but has not yet become effective. The Stock may not be sold nor may offers to buy the Stock be accepted prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. No offer to buy the Stock can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind. The Stock has not, nor is it intended to be, registered for sale in any jurisdiction outside the United States in which such offer or sale would be prohibited without such registration or an exemption from registration. This letter is not intended to encourage you to request any shares of the Stock. It is simply intended to inform you that there is a proposed offering should you be interested in investing.

‹‹Date››

Should you be interested in participating in the Directed Share Program, please review the enclosed preliminary prospectus and complete the enclosed documentation:

  •
  Account Application

  •
  Indication of Interest

  •
  Certificate for the Purchase of IPOs of Equity Securities

  •
  Directed Share Program Supplement

  •
  W-8, Foreign Citizen Authorization, and copy of government issued ID (for foreign citizens only)

Following the effectiveness of the registration statement, individuals who have returned the required documents by «duedate» will be contacted via telephone by a Piper Jaffray representative. The representative will confirm the number of shares of Stock allocated to you and your acceptance of those shares. Piper Jaffray will make every attempt to reach you once the initial public offering (IPO) prices at the phone numbers you provide. If they do not connect with you, they will attempt to leave you a message, and you will need to call them back before 9:00 a.m. CDT on the first day of trading or by the time specified by the representative. If you do not directly confirm your purchase with Piper Jaffray, you will not be able to purchase any shares of Stock under the Directed Share Program. Therefore, it is very important that you include your work number, home number, and cell phone number, if applicable, on your Account Application so that Piper Jaffray is able to reach you. Neither we nor Piper Jaffray can estimate exactly when the IPO will be priced. Therefore, if your telephone number or the number you have provided at which to notify you should change, even temporarily, please immediately notify Piper Jaffray of this change.

Please call Piper Jaffray's Corporate & Venture Services team at 800-757-2924 or 612-303-1970 if you have any questions.

Sincerely,

[COMPANY NAME]

«company»

Instructions for Document Completion

1.
Account Application:

•
General Account Information: Fill this section out completely.

•
Designated Fund Authorization: Please select a fund. Should you ever have funds in the account, your funds will be swept to the money market fund of your choosing.

•
Disclosure and Signature: Please be sure to sign your application. The application will not be valid without original signatures.

2.
Indication of Interest:

•
Indicate the number of shares you want (minimum of [    ]) and are able to purchase.

•
Once the registration statement becomes effective, Piper Jaffray will notify you of the number of shares, if any, that you have been allocated, the price per share and the total amount due.

3.
Certificate for the Purchase of IPOs of Equity Securities:

•
Review the Certificate carefully, check the box that generally applies to you, and sign and date the form.

4.
Directed Share Program Supplement:

•
Answer questions 1 through 3 and sign and date the form.

If you still have questions once you have looked through this information, please contact Piper Jaffray at 800-757-2924 or 612-303-1970.

Notification and Payment Process

1.
Following the effectiveness of the registration statement, individuals who have returned the required documents by «duedate» will be contacted via telephone by a Piper Jaffray representative. The representative will confirm the number of shares allocated to you and your acceptance of those shares. Piper Jaffray will make every attempt to reach you once the initial public offering (IPO) prices at the phone numbers you provide. If Piper Jaffray does not connect with you, they will attempt to leave you a message, and you will need to call them back before 9:00 a.m. CDT or by the time specified by the representative. If you do not directly confirm your purchase with Piper Jaffray, you will not be able to purchase any shares in the Directed Share Program. Therefore, it is very important that you include your work number, home number, and cell phone number, if applicable, on your Account Application so that Piper Jaffray is able to reach you.

2.
When Piper Jaffray speaks with you by telephone following the effectiveness of the registration statement, they will notify you of your Piper Jaffray account number and the total amount due if you have confirmed that you will purchase some or all of the shares allocated to you. Do not send payment now. Payment must be received at Piper Jaffray by settlement date, which is three trading days after trading of the Stock begins. All checks must be made payable to Piper Jaffray in U.S. dollars. When remitting your payment, please make a notation on the check that it is for "«company»" and include your account number or social security/tax identification number. If you choose to wire funds, Piper Jaffray will provide you with wiring instructions when they call you concerning your allocation.

3.
Neither Piper Jaffray nor the Company can estimate exactly when the IPO will be priced. Therefore, if your telephone number or the number you have provided at which to notify you should change, even temporarily, please immediately notify Piper Jaffray of this change.

«company»

INDICATION OF INTEREST:
write in number of shares—minimum of xxx)

Due to the limited number of shares of Stock available for reservation for participants under the Directed Share Program, you will not be assured of obtaining any or all of the number of shares you request. If the Directed Share Program becomes oversubscribed, the available shares will be allocated among the participants. The Stock is expected to be priced between $[low range] and $[high range] per share. Although this is the expected range, the Stock may be priced higher or lower.

***IMPORTANT***

Please complete and sign all appropriate forms with original signatures to arrive by «duedate» to the address below. Even if you would like to participate in the offering, do not send any money at this time.

        Piper Jaffray & Co.
        Corporate & Venture Services
        J12S06
        800 Nicollet Mall
        Minneapolis MN 55402-7020

Please check the boxes to acknowledge your agreement with the following:

☐
I/We hereby authorize Piper Jaffray to disclose to «company», the number of shares indicated for and purchased in the IPO.

☐
I/We understand that there are a limited number of shares of Stock available for sale pursuant to the Directed Share Program, that my/our participation may be limited without any further consultation with me/us by «company» or by Piper Jaffray and further, that there is no guarantee of participation in the Directed Share Program.

☐
I understand that risks associated with this public offering are set forth in the preliminary prospectus. I acknowledge that you have not advised me on the appropriateness of this investment based on my background, experience and financial situation.

☐
I understand that no offer to buy the Stock can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

☐
I understand that if I am allocated any shares of the Stock, I must verbally confirm any purchase of such shares with Piper Jaffray as described in the "Notification and Payment Process" section in the enclosed documents.

Signature(s):	Date:

Print Name:	SS#:

Account No. Rep No.
PiperJaffray®	CORPORATE & VENTURE SERVICES ACCOUNT APPLICATION

ACCOUNT OWNER INFORMATION		AMAC

Name (First, Middle, Last)	Date of Birth (mm/dd/yyyy)	Country of Citizenship ☐ USA ☐ Other:________________

Residential Address (no P.O. Box or C/O address)	Mailing Address (if different from Residential Address)

SSN/TIN	If None, Gov't. ID No./Type	Place of Issue (country)	Issued (mm/dd/yyyy)	Expires (mm/dd/yyyy)

Home	☐ Own	# of Dependents	Home Phone	Work Phone	Other Phone
	☐ Rent		( )	( )	( )

Name of Current Employer (if self, name of business)	Job Title	Yrs. w/ Employer

Employer/Business Street Address	City State	Zip

Marital Status		Spouse/Partner's Name	Spouse/Partner's Job Title	Spouse/Partner's Employer's Name
☐ Married (A)	☐ Divorced (C)
☐ Single (B)	☐ Widowed (D)

$ Amount Range	Annual Income	Net Worth	Liquid Net Worth	Occupation	Account Owner	Spouse/Partner
	Range	(Excluding Home)	(Cash, Securities, etc.)	Business Owner/Partner (1)	☐	☐
Under $50,000 (a)	☐	☐	☐	Agricultural Owner (2)	☐	☐
$50,000-$99,999 (b)	☐	☐	☐	Senior Executive (3)	☐	☐
$100,000-$249,999 (c)	☐	☐	☐	Professional (Salary) (4)	☐	☐
$250,000-$499,999 (d)	☐	☐	☐	Professional (Commission) (5)	☐	☐
$500,000-$999,999 (e)	☐	☐	☐	Non-Exempt (Hourly) (6)	☐	☐
$1,000,000-$2,999,999 (f)	☐	☐	☐	Homemaker/Volunteer (7)	☐	☐
$3,000,000-$4,999,999 (g)	☐	☐	☐	Student/Child (8)	☐	☐
Over $5,000,000 (h)	☐	☐	☐	Note Employed (N)	☐	☐
N/A (Entity Account) (i)	☐	☐	☐	Retired (R)	☐	☐

Investment Objectives: Registered public offerings are generally appropriate for account owners willing to make speculative investments. If your objective with respect to this investment is other than speculation, please indicate your objective below:

Tax Bracket	Corporate officer, director or 10%	☐ Yes	Investment Experience				E-mail, if applicable (one per account)
	shareholder of a publicly	☐ No	(years)	0-1	1-5	5+
%	traded company?		Stocks/Bonds:	☐	☐	☐

DESIGNATED FUND AUTHORIZATION

"X" One	☐ Prime Obligations—Class A (PPA) (default)	☐ Tax Free Obligations—Class A (PFA)	☐ AZ Municipal Cash Trust (BZM)
	☐ Government Obligations—Class A (PGA)	☐ Treasury Obligations—Class A (PTA)	☐ CA Municipal Cash Trust (BAC)
☐ MN Municipal Cash Trust (BNM)

SUBSTITUTE W-9 CERTIFICATION (Social Security or Tax ID Number required above, to be valid)

IMPORTANT NOTICE: INTERNAL REVENUE SERVICE REQUIRES THAT A W-9 BE COMPLETED WITHIN 30 DAYS OF THE OPENING OF ANY NEW ACCOUNT. IF AN ACCOUNT DOES NOT HAVE A W-9, 28% OF ANY REPORTABLE PAYMENTS RECEIVED WILL BE WITHHELD FROM YOUR ACCOUNT AND SENT TO THE IRS. TO RECEIVE CREDIT FOR ANY WITHHELD AMOUNT, PLEASE CONSULT YOUR TAX PREPARER.
Certification: Under penalties of perjury, I certify by signing below that:
(1) The Social Security Number or Tax Payer ID number shown above is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
(2) I am not subject to backup withholding because a) I am exempt from backup withholding or b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or c) The IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions: You must cross out item (2) if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

DISCLOSURES AND SIGNATURES

☐ Yes ☐ No	With the exception of Piper Jaffray disclosing to the offering company your indication of interest and any purchase of shares of this registered public offering, do you want your name, address and security position released to requesting companies in which you hold securities? NOTE: If you do not respond, we will assume your answer is "No" and we will not disclose your identity to requesting companies.

Important Information About Procedures For Opening A New Account:
To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. We may also ask to see your driver's license or other identifying documents.

By Signing Below:
(1)	I understand that only if I have an outstanding debit balance, may my securities be loaned to Piper Jaffray or others.
(2)	I understand that I cannot borrow against the securities held in my account.
(3)	I consent and agree to the terms and conditions, and acknowledge receipt of a copy, of this application and the Account Agreement (including the PRIVACY information in paragraph 1) , which is incorporated herein by reference.
(4)	I UNDERSTAND THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AS SHOWN ON PAGE 3, PARAGRAPH 8 IN THE ACCOUNT AGREEMENT.

NOTE: The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to avoid backup withholding.

Client Signature		Print Name	Date
X

Financial Advisor Signature	Date	Branch Manager Signature	Date
X		X

Form E1022 (1/05)            Since 1895. Member SIPC and NYSE.

PiperJaffray®	CORPORATE & VENTURE SERVICES ACCOUNT AGREEMENT for Asset Management Account	CLIENT COPY

This agreement ("Agreement") governs my Piper Jaffray & Co. ("Piper Jaffray") Corporate & Venture Services Account ("Account"). For accounts owned or directed by more than one person, "we", "us" and "our" are each substituted for "I", "me" and "my". I am sometimes referred to as "the Client." Piper Jaffray is sometimes referred to as "you" or "the Company".

1.     Consumer Privacy Pledge and Disclosure of Account Information.

I understand that clients receive a copy of the Piper Jaffray Consumer Privacy Pledge when they open their account and at least once annually. The Consumer Privacy Pledge is also available in branch offices and on the Web at www.PiperJaffray.com. The Consumer Privacy Pledge:

•
Describes how you collect, protect and use confidential financial and other information,

•
Describes the circumstances in which you share information with members of your corporate family and with unaffiliated third parties; and

•
Tells how I can (a) limit the ways you share, or (b) request corrections to the information you maintain about me.

2.     Money Market Investment Funds (the "Funds").

I understand that you offer several Funds as a component of the Account. I authorize you to invest any cash in my Account automatically in shares of whichever Fund I designate (the "Designated Fund"). Although cash will be invested automatically only in the Designated Fund I may purchase shares of other Funds at any time. The Funds declare dividends each business day, credit dividends monthly, and pay dividends in additional Fund shares. Fund shares are redeemed at their net asset value. I authorize automatic redemptions, as necessary, to satisfy debit balances in my Account. I may also redeem Fund shares directly by written or oral request to you.

This agreement is subject to the Fund prospectuses, including any supplements or amendments thereto ("Prospectuses"). Orders to purchase or redeem Fund shares will become effective as provided in the Prospectuses. Ordinarily, a purchase order will not be entered until cash becomes available to you. You may, however, advance Federal Funds to the Account on my behalf to enable me to purchase Fund shares and earn Fund dividends prior to final collection of checks or other instruments deposited in my Account. While such advances have been made, however, I agree that you may reasonably withhold access by me to the redemption proceeds of Fund shares.

3.     Transactions in the Account.

a.
When I buy securities, you will first apply any cash in my Account on the settlement date to pay for the purchase. If there is insufficient cash, you will then redeem Fund shares at net asset value to pay the amount due. If there is not sufficient cash or eligible securities, I must deposit additional cash or eligible securities into my Account within the time-frames required by regulations and your policies. If I do not, you may liquidate the securities at market risk and exposure to me. I agree to pay interest on all amounts advanced by you as set forth in section 3.d. of this Agreement.

b.
Sales of Securities. I agree that I will only place orders to sell securities that I then own. If you do not hold the securities in my Account, I agree to deliver them to you by settlement date or before the expiration of any extension you grant to me. If I place an order to sell securities and do not deliver them to you as required, I authorize you to buy-in or borrow the securities necessary to make delivery to the purchaser, and I agree to be responsible for any costs you may incur as a result. I designate you and your correspondents as my agents to complete all such transactions and take any other necessary actions.

c.
Insufficient Assets in Account. You may apply any cash and sell any securities in the Account (and in any other account you carry for my benefit) to cover any losses or shortfall in the Account. After deducting all costs and expenses of any such purchase or sale and delivery, you are authorized to apply any remaining proceeds to the payment of my liabilities to you. You will credit my account or return the surplus, if any, to me. I shall remain liable for any deficiency. If you sell any securities at public auction or on any exchange, board or market, you may become the purchaser for yourself or on behalf of anyone else.

d.
Interest charges. I will pay interest on all amounts advanced by you and on other balances I owe you, including all commissions and other charges you impose. I specifically give you my consent to check my credit references at any time, and I authorize anyone to provide you that information. You may at any time demand immediate re-payment by me of any and all amounts you have advanced me and other balances I owe you, with interest and commissions. Unless demand is made sooner, interest is due and payable monthly or upon the balances due being paid in full. I will at all times maintain sufficient collateral as you require.

  I understand that the standard annual rate of interest charged by you on client debit balances is calculated by adding a 2.25% override to the available Prime rate. I also understand that you may charge lower overrides depending on factors such as the size of my net balance. You may change the rate of interest you charge me without prior notice to me in accordance with changes in the broker call rate, my net balance due, or other factors we have negotiated. If my interest rate is increased for any other reason, you will give me prior notice of the change.

e.
Liens, Pledging and Lending of Securities. All securities you hold or purchase for me are subject to a lien for the payment of all my liabilities to you. I authorize you without notice to me, whenever you deem it advisable, to transfer between any accounts I have with you any or all of the securities so held. I also authorize you to pledge, repledge, hypothecate, rehypothecate or lend any securities you hold as collateral, either to yourself or to others (these are referred to as "Collateral Transactions"). Collateral Transactions may be for the amount I owe you, or for a greater or lesser sum. You may commingle securities you hold for me with securities carried for other clients in entering into Collateral Transactions. You may enter into Collateral Transactions without notice to me and regardless of whether you have in your possession or control other securities of the same kind and amount. You are not required to deliver to me the identical securities deposited or received, but only securities of the same kind and amount.

f.
Placing Orders, Piper Jaffray Responsibilities. At any time, for your protection or if you deem it otherwise advisable, you are authorized (but not required) to cancel any outstanding orders I have given you; and to purchase, sell, assign, receive or deliver all or any part of the securities held or carried for me.

  You may take any of these actions if I fail to comply with this Agreement or if I die. Any order I give you is binding on me and my personal representative until you have actual notice of my death. My death and notice thereof shall not in any way affect your right to take any action under this Agreement you could have taken if I had not died (either before or after receiving notice of my death). You may take such actions, require such papers and inheritance or state tax waivers, or retain such portion of or restrict transactions in my Account as you deem advisable to protect yourselves against any tax, liability, penalty or loss under any present or future laws or otherwise.

g.
When Issued Securities. On transactions in securities when, as and if issued, you are entitled to protection against your contingent liability pending the issue of the securities to the same extent as in purchases and sales of securities already issued.

h.
Applicable Rules. All transactions made by you for me are subject to the constitutions, rules, customs and practices of the exchanges, boards or markets where executed and of their respective clearing houses and are subject to state and federal laws.

i.
Waiver of Notice. You may take any action provided in this Agreement without demand of or notice to me. No specific demand or notice shall invalidate this general and express waiver.

4.     Periodic Reports.

After the execution of any purchase or sell order, you will send to me a report of the execution (a "Confirmation"). All Confirmations shall be conclusive if not objected to by me in writing within five business days. You will send an account statement ("Statement") to me monthly (or quarterly if no activity) at the mailing address I furnish you. The Statement will provide information, among other things, on interest charges, dividends received, positions in my Account, and executed trades during the Statement period. I understand that a copy of my Statement will be sent to my financial advisor.

5.     Client Representations.

Until I advise you of a change of address, you can regard the address provided when I opened my account as accurate. It is my responsibility to provide you any change of address. The posting of mail by you to my address shall constitute delivery to me. I am of legal age. Unless I have otherwise informed you, I am not an employee of any exchange; a corporation majority owned by an exchange; a member of an exchange; a firm registered on an exchange; a bank, trust company or insurance company; or a corporation, association, firm or individual engaged in the business of dealing, either as broker or principal, in stocks, bonds or other securities or any form of commercial paper. If at any time during the life of this Agreement I become so, I will notify you. No one other than me has or will have an interest in the Account, except as I advise you in writing. The information I have supplied you concerning my financial resources and experience in trading securities is true and accurate.

6.     Limitations on Piper Jaffray Liability.

You may employ subbrokers and deal with specialists, odd lot dealers and others in effecting transactions for me, either as principal or agent. You are responsible only for reasonable care in their selection and are not otherwise responsible for any actions they take or fail to take. You may settle contracts and controversies according to the regulations and customs of the exchange, board or market where the orders are executed. You are responsible for executing my orders in a reasonable manner in accordance with industry custom and practice. You are not liable to me for any loss I incur due to the failure or delay of any order to be executed due to the failure or malfunction of any electronic, electric or mechanical equipment, whether under or outside of your control.

I agree that, unless negligent in fulfilling this Agreement, you are not liable for any loss I may incur. In no event will you be liable for consequential, special or indirect damages or loss.

7.     Termination of the Account.

I may terminate the Account at any time. I will remain responsible, however, for the payment of charges to my Account, whether arising before or after termination.

The Company in its discretion may terminate my Account and/or the related services at any time. Should my Account be terminated, I authorize you to redeem all Fund shares in my Account and to make the proceeds available to me after all my obligations to you are settled.

8.     Client Agrees to Arbitrate.

•
Arbitration is final and binding on the parties.

•
The parties are waiving their right to seek remedies in court including the right to jury trial.

•
Pre-arbitration discovery is generally more limited than and different from court proceedings.

•
The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited.

•
The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

I agree to arbitrate any disputes between you and me. I specifically agree and recognize that all controversies which may arise between the Company, its agents, representatives or employees and me concerning any transaction, account or the construction, performance or breach of this or any other agreement between us, whether entered into prior to, on, or subsequent to the date hereof, shall be determined by arbitration to the full extent provided by law. Such arbitration shall be in accordance with the rules then in effect of the Arbitration Committee of the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. as I may elect. I authorize you, if I do not make such election by registered mail addressed to you at your main office within 15 days after I receive notification from you requesting such election, to make such election on my behalf.

However, it is understood, no person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:

  (i)
  the class certification is denied;

  (ii)
  the class is decertified; or

  (iii)
  the client is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

9.     Entire Agreement and Amendments.

All transactions in my Account, whether before or after I signed this Agreement, shall be treated as though made under and governed by the terms of this Agreement. This Agreement shall enure to the benefit of the Company and of any assignee or successor firm or firms, irrespective of any change in their personnel. This Agreement supersedes any existing agreement I may have with the Company. Except as modified by disclosure in the Prospectuses, this Agreement may be amended only by an amendment in writing duly signed by an authorized representative of the Company and me. This Agreement shall be continuous and shall survive any temporary or intermittent closing out of any account with the Company. Piper Jaffray may transfer my account to its successors and assigns.

10.   General.

This Agreement is governed by laws of the State of Minnesota, without regard to the conflict of laws pro-visions thereof. The terms and conditions of this Agreement apply to me and to my heirs, executors, administrators and assigns. If any provision of this Agreement is held unenforceable in any jurisdiction, the remaining provisions of the Agreement shall be unimpaired. All provisions of the Agreement shall remain in full force and effect in all other jurisdictions.

Since 1895. Member SIPC and NYSE

Account No. Rep No.
PiperJaffray®	CORPORATE & VENTURE SERVICES ACCOUNT APPLICATION

ACCOUNT OWNER INFORMATION		AMAC

Name (First, Middle, Last)	Date of Birth (mm/dd/yyyy)	Country of Citizenship ☐ USA ☐ Other:________________

Residential Address (no P.O. Box or C/O address)	Mailing Address (if different from Residential Address)

SSN/TIN	If None, Gov't. ID No./Type	Place of Issue (country)	Issued (mm/dd/yyyy)	Expires (mm/dd/yyyy)

Home	☐ Own	# of Dependents	Home Phone	Work Phone	Other Phone
	☐ Rent		( )	( )	( )

Name of Current Employer (if self, name of business)	Job Title	Yrs. w/ Employer

Employer/Business Street Address	City State	Zip

Marital Status		Spouse/Partner's Name	Spouse/Partner's Job Title	Spouse/Partner's Employer's Name
☐ Married (A)	☐ Divorced (C)
☐ Single (B)	☐ Widowed (D)

$ Amount Range	Annual Income	Net Worth	Liquid Net Worth	Occupation	Account Owner	Spouse/Partner
	Range	(Excluding Home)	(Cash, Securities, etc.)	Business Owner/Partner (1)	☐	☐
Under $50,000 (a)	☐	☐	☐	Agricultural Owner (2)	☐	☐
$50,000-$99,999 (b)	☐	☐	☐	Senior Executive (3)	☐	☐
$100,000-$249,999 (c)	☐	☐	☐	Professional (Salary) (4)	☐	☐
$250,000-$499,999 (d)	☐	☐	☐	Professional (Commission) (5)	☐	☐
$500,000-$999,999 (e)	☐	☐	☐	Non-Exempt (Hourly) (6)	☐	☐
$1,000,000-$2,999,999 (f)	☐	☐	☐	Homemaker/Volunteer (7)	☐	☐
$3,000,000-$4,999,999 (g)	☐	☐	☐	Student/Child (8)	☐	☐
Over $5,000,000 (h)	☐	☐	☐	Note Employed (N)	☐	☐
N/A (Entity Account) (i)	☐	☐	☐	Retired (R)	☐	☐

Investment Objectives: Registered public offerings are generally appropriate for account owners willing to make speculative investments. If your objective with respect to this investment is other than speculation, please indicate your objective below:

Tax Bracket	Corporate officer, director or 10%	☐ Yes	Investment Experience				E-mail, if applicable (one per account)
	shareholder of a publicly	☐ No	(years)	0-1	1-5	5+
%	traded company?		Stocks/Bonds:	☐	☐	☐

DESIGNATED FUND AUTHORIZATION

"X" One	☐ Prime Obligations—Class A (PPA) (default)	☐ Tax Free Obligations—Class A (PFA)	☐ AZ Municipal Cash Trust (BZM)
	☐ Government Obligations—Class A (PGA)	☐ Treasury Obligations—Class A (PTA)	☐ CA Municipal Cash Trust (BAC)
☐ MN Municipal Cash Trust (BNM)

SUBSTITUTE W-9 CERTIFICATION (Social Security or Tax ID Number required above, to be valid)

IMPORTANT NOTICE: INTERNAL REVENUE SERVICE REQUIRES THAT A W-9 BE COMPLETED WITHIN 30 DAYS OF THE OPENING OF ANY NEW ACCOUNT. IF AN ACCOUNT DOES NOT HAVE A W-9, 28% OF ANY REPORTABLE PAYMENTS RECEIVED WILL BE WITHHELD FROM YOUR ACCOUNT AND SENT TO THE IRS. TO RECEIVE CREDIT FOR ANY WITHHELD AMOUNT, PLEASE CONSULT YOUR TAX PREPARER.
Certification: Under penalties of perjury, I certify by signing below that:
(1) The Social Security Number or Tax Payer ID number shown above is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
(2) I am not subject to backup withholding because a) I am exempt from backup withholding or b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or c) The IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions: You must cross out item (2) if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

DISCLOSURES AND SIGNATURES

☐ Yes ☐ No	With the exception of Piper Jaffray disclosing to the offering company your indication of interest and any purchase of shares of this registered public offering, do you want your name, address and security position released to requesting companies in which you hold securities? NOTE: If you do not respond, we will assume your answer is "No" and we will not disclose your identity to requesting companies.

Important Information About Procedures For Opening A New Account:
To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. We may also ask to see your driver's license or other identifying documents.

By Signing Below:
(1)	I understand that only if I have an outstanding debit balance, may my securities be loaned to Piper Jaffray or others.
(2)	I understand that I cannot borrow against the securities held in my account.
(3)	I consent and agree to the terms and conditions, and acknowledge receipt of a copy, of this application and the Account Agreement (including the PRIVACY information in paragraph 1) , which is incorporated herein by reference.
(4)	I UNDERSTAND THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AS SHOWN ON PAGE 3, PARAGRAPH 8 IN THE ACCOUNT AGREEMENT.

NOTE: The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to avoid backup withholding.

Client Signature		Print Name	Date
X

Financial Advisor Signature	Date	Branch Manager Signature	Date
X		X

Form E1022 (1/05)            Since 1895. Member SIPC and NYSE.

PiperJaffray®	CERTIFICATE FOR THE PURCHASE OF INITIAL PUBLIC OFFERINGS OF EQUITY SECURITIES	Account Name Master Client Number or Account Number Rep. No.
2790

Pursuant to NASD Rule 2790 (the Rule) and the IPO Voluntary Initiative, Piper Jaffray may not sell or cause to be sold a New Issue (all bolded terms are defined in the attached) to any account in which a Restricted Person has a Beneficial Interest, unless the account qualifies for a General Exemption under the Rule. In order to comply with the Rule, Piper Jaffray requires that you sign and return this Certificate, indicating whether or not you (as well as any accounts in which you have a Beneficial Interest) are eligible to purchase IPO shares in accordance with the Rule and the IPO Voluntary Initiative. In addition, by signing this Certificate, you hereby represent that you will not act as a Finder or in a fiduciary capacity to any managing underwriter of any New Issue.

Please "X" only one box from Section "A" and complete the account information.

SECTION A.

The undersigned hereby certifies that with respect to this Piper Jaffray account in which the client has the opportunity to purchase and/or allocate New Issues: ("X" one box only)

☐
The account is eligible to purchase New Issues either because no Restricted Person (which includes those accounts that meet a General Exemption and, by definition, are not Restricted Persons) holds a Beneficial Interest in the account, or because the account has implemented procedures to reduce the Beneficial Interests of all Restricted Persons with respect to New Issues below 10% in the aggregate, and the undersigned hereby represents that it will follow such procedures in connection with the purchase by the account of all New Issues;

OR

☐
The client is a Conduit (such as a bank, foreign bank, broker/dealer, or investment adviser) and all purchases of New Issues are, and will be, in compliance with the Rule. If the Beneficial Interests of all Restricted Persons in any one account exceed in the aggregate 10% of the account, but the account has implemented procedures to reduce the Beneficial Interest of all Restricted Persons with respect to New Issues below 10% in the aggregate, the undersigned hereby represents that the client will follow such procedures in connection with its purchase of all New Issues;

OR

☐
The client or account is a Restricted Person and is generally not eligible to purchase New Issues from Piper Jaffray.

THE UNDERSIGNED HEREBY CERTIFIES THAT THE UNDERSIGNED IS AUTHORIZED TO PROVIDE THIS CERTIFICATION AND THAT THE UNDERSIGNED OR AN AUTHORIZED REPRESENTATIVE OF THE CLIENT OR THE ACCOUNT WILL PROMPTLY NOTIFY PIPER JAFFRAY IN THE EVENT THIS CERTIFICATION CEASES TO BE TRUE AND CORRECT. UPON COMPLETION, THIS CERTIFICATE SHOULD BE RETURNED TO PIPER JAFFRAY IN THE ENCLOSED, SELF-ADDRESSED ENVELOPE.

Print Name of Client

Print Name of Authorized Signatory (if other than Client)

Print Title of Authorized Signatory (if other than Client)

Signature of Client or Authorized Signatory	Date
X

SECTION B

GENERAL EXEMPTIONS:

1.
An investment company registered under the Investment Company Act of 1940.

2.
A common trust fund or similar fund as described in Section 3(a)(12)(A)(iii) of the Securities Exchange Act of 1934, provided that: (i) the fund has investments from 1,000 or more accounts, and (ii) the fund does not limit beneficial Interests in the fund principally to trust accounts of Restricted Persons.

3.
An insurance company general, separate or investment account, provided: (i) the account is funded by premiums from 1,000 or more policyholders or, if a general account, the insurance company has 1,000 or more policyholders, and (ii) the insurance company does not limit the policyholders whose premiums are used to fund the account principally to Restricted Persons, or if a general account, the insurance company does not limit its policyholders principally to Restricted Persons.

4.
An account, including a fund, limited partnership, joint back office broker-dealer or other entity, if the Beneficial Interests of Restricted Persons do not exceed in the aggregate 10% of the account.

5.
A publicly traded entity (other than a broker-dealer authorized to engage in the public offering of New Issues either as a selling group member or underwriter, or an affiliate of such a broker-dealer) that is: (i) listed on a U.S. national securities exchange, (ii) traded on the Nasdaq National Market, or (iii) a non-US issuer whose securities meet the quantitative designation criteria for listing on a national securities exchange or trading on the Nasdaq National Market.

6.
An investment company organized under the laws of a non-US jurisdiction, provided that: (i) the investment company is listed on a non-US exchange or authorized for sale to the public by a non-US regulatory authority, and (ii) no person owning 5% or more of the shares of the investment company is a Restricted Person.

7.
An ERISA benefits plan that is qualified under Section 401(a) of the Internal Revenue Code; provided that the plan is not sponsored solely by a broker-dealer.

8.
A state or municipal government benefits plan that is subject to state or municipal regulation.

9.
A tax-exempt charitable organization under Section 501(c)(3) of the Internal Revenue Code.

10.
A church plan under Section 414(e) of the Internal Revenue Code.

RESTRICTED PERSONS/ENTITIES:

1.
A NASD member firm or other broker-dealer.

2.
An officer, director, general partner, Associated Person or Employee of a NASD Member Firm or any other broker-dealer (other than a Limited Business Broker-Dealer).

3.
An agent of a NASD member firm or any other broker-dealer (other than a Limited Business Broker-Dealer) that is engaged in the investment banking or securities business.

4.
A person who has authority to buy or sell securities for a bank, savings and loan association, insurance company, investment company, investment adviser (whether or not registered as an investment adviser) or Collective Investment Account.

5.
A person listed, or required to be listed, on one of the following schedules to Form BD as filed, or required to be filed, with the SEC by a broker-dealer (other than with respect to a Limited Business Broker-Dealer): (i) Schedule A, unless the person is identified by an ownership code of less than 10%; (ii) Schedule B, unless the person's listing on Schedule B relates to an ownership interest in a person that is listed on Schedule A and identified by an ownership code of less than 10%; or (iii) Schedule C, unless the person would be excluded under the percentage ownership criteria for Schedule A or B above.

6.
A person that directly or indirectly owns an interest, in the amounts specified below, of a public reporting company listed, or required to be listed, on Schedule A or B of Form BD relating to a broker-dealer (other than a Limited Business Broker-Dealer), unless the public reporting company is listed on a national securities exchange or is traded on the Nasdaq National Market: (i) 10% or more of a public reporting company listed, or required to be listed, on Schedule A; or (ii) 25% or more of a public reporting company listed, or required to be listed, on Schedule B.

7.
A person acting: (i) as a Finder in connection with any New Issue in which the person is participating or (ii) in a fiduciary capacity to the managing underwriter(s) in connection with any New Issue in which the person is participating.

8.
An Immediate Family Member of: (i) a person specified in items 2-7 that Materially Supports, or receives Material Support from, that person; (ii) a person specified in items 2-3 that is employed by or associated with the NASD member or its affiliate selling the New Issue to the Immediate Family Member, or that has an ability to control the allocation of the New Issue; or (iii) a person specified in items 5-6 that is an owner of the NASD member or its affiliate selling the New Issue to the Immediate Family Member, or that has an ability to control the allocation of the New Issue.

Additional Restrictions Resulting from the IPO Voluntary Initiative. Important Note: Items 9 and 10 do not apply to Conduit accounts.

9.
A person that is an executive officer or director of a publicly traded company.

10.
A person that is a spouse of, minor child of, or person who receives Material Support from an executive officer or director of a publicly traded company.

NASD RULE 2790 DEFINITIONS:

Associated Person or Employee of a NASD Member Firm. (1) Any natural person registered with NASD and (2) any natural person, whether or not registered or exempt from registration with NASD, who is a sole proprietor, partner, officer, director, or branch manager of a NASD member firm, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD member firm (for example, any employee).

Beneficial Interest. Any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a Collective Investment Account, or other fees for acting in a fiduciary capacity.

Collective Investment Account. Any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and sale of securities, but not (1) a legal entity that is beneficially owned solely by Immediate Family Members or (2) an investment club comprising a group of friends, neighbors, business associates or others who pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

Conduit. An account where the beneficial owner(s) or ownership is not disclosed.

Finder. A person who receives compensation for identifying potential investors in an offering.

Immediate Family Member. A person's parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides Material Support.

Limited Business Broker-Dealer. Any broker-dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation program securities.

Material Support. Directly or indirectly providing more than 25% of a person's income in the prior calendar year. Immediate Family Members living in the same household are deemed to be providing each other with Material Support.

New Issue. An initial public offering of an equity security made pursuant to a registration statement or offering circular. A New Issue does not include: (i) offerings of exempt securities, (ii) offerings made in exempt transactions, such as private placements and Rule 144A resales, (iii) offerings of investment grade asset-backed securities, (iv) offerings of convertible securities, (v) offerings of preferred securities, and (vi) offerings of securities issued by registered investment companies (including closed end funds).

[company name ("Issuer")]

Directed Share Program Supplement to Certificate
for the Purchase of IPOs of Equity Securities

1.    Are you (i) an officer, director, general partner, Associated Person or Employee of a NASD Member Firm or any other broker/dealer (other than a Limited Business Broker/Dealer); (ii) an agent of a member or other broker/dealer (other than a Limited Business Broker/Dealer) that is engaged in the investment banking or securities business; or (iii) an Immediate Family Member of a person specified in subparagraph (i) or (ii) if the person specified in subparagraph (i) or (ii): a.- Materially Supports, or receives Material Support from, you; b.- is employed by or associated with the member, or an affiliate of the member, selling the New Issue to you; or c.- has an ability to control the allocation of the New Issue.

Yes                                        No

2.    With respect to the security being offered, are you (i) a Finder or any person acting in a fiduciary capacity to the managing underwriter, including, but not limited to, attorneys, accountants and financial consultants; and (ii) an Immediate Family Member of a person specified in subparagraph (i) if the person specified in subparagraph (i) Materially Supports, or receives Material Support from, you.

Yes                                        No

3.    Are you an employee or director of the Issuer, the Issuer's parent, or a subsidiary of the Issuer or Issuer's parent? A parent/subsidiary relationship is established if the parent has the right to vote 50% or more of a class of voting security of the subsidiary, or has the power to sell or direct 50% or more of a class of voting security of the subsidiary.

Yes                                        No

NOTE: All bolded terms are defined on the document entitled Certificate for the Purchase of Initial Public Offerings of Equity Securities.

Signature

Print Name

Date

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